Glen Y. Sato

(650) 843-5502

gsato@cooley.com

December 18, 2009

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington DC 20549

Attn:	Jeffrey P. Riedler
Assistant Director

RE:	Affymax, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed on March 12, 2009
Definitive Proxy Statement on Schedule 14A filed on April 9, 2009
File No. 001-33213

Dear Mr. Riedler:

On behalf of Affymax, Inc. (the “Company”), we hereby respond to the additional comment (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated December 3, 2009 as a follow up to Company’s response letter dated November 20, 2009 (the “Initial Response Letter”) responding to the Staff’s initial letter dated November 5, 2009 relating to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2008 filed on March 12, 2009, and Definitive Proxy Statement (“Proxy Statement”) on Schedule 14A filed on April 9, 2009. The Comment is incorporated into this response letter below.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion & Analysis, page 21

Performance and Compensation Process, page 23

1.             We have reviewed your response to our prior comment #2 and considered both your materiality analysis and your competitive harm analysis.  Although the new disclosure you provide concerning your corporate objectives will be helpful to your investors, we believe that additional information is required.  In particular, we ask that you disclose the specific performance targets identified for each objective as well as include an analysis as to whether your Named Executive Officers achieved these targets and how their overall compensation was impacted as a result.  As noted in our prior comment, in order to receive confidential treatment for these targets, you must show that such disclosure will directly result in your competitors gaining access to highly sensitive information, e.g.

FIVE PALO ALTO SQUARE, 3000 EL CAMINO REAL, PALO ALTO, CA 94306-2155  T: (650) 843-5000  F: (650) 849-7400  WWW.COOLEY.COM

break-even points or cost structures relating to specific products.  While we have taken note of your statements that providing this disclosure will disadvantage you competitively and possibly undermine your pending arbitration proceedings, we will be unable to consider any confidential treatment request for this information without a more detailed analysis from you explaining exactly how this will occur.

In response to the Staff’s comment, the Company has prepared the following draft supplemental disclosure in addition to Initial Response Letter information in Comment 2 with respect to the Proxy Statement.  In particular, the Company provides additional disclosure regarding the specific performance targets and related weightings with respect to the achievement of corporate objectives.  As noted in the Initial Response Letter, the specific objectives fall within four performance categories: Clinical, Research, Commercial, and Strategic.  The Company further provides a tabular analysis on the respective weightings and assessment of achievement   regarding specific performance targets identified for each objective.  In addition the Company provides an additional tabular analysis to illustrate in greater detail the impact of the achievement of the performance targets on the compensation of the Named Executive Officers.

Performance Targets Identified for Each Objective

At the beginning of each year, the Board of Directors in consultation with the Chief Executive Officer establishes corporate objectives that it believes are the most significant goals for the Company in the upcoming year that are critical to the success of the Company in the short and long-term.  These corporate objectives normally include departmental, functional goals as well as project-based, cross-functional goals.  These corporate objectives also typically include associated target achievement dates and are normally reviewed and may be updated or adjusted by the Board of Directors in consultation with the Chief Executive Officer at mid-year, if determined appropriate , however, consistent with the compensation philosophy established by the Board, the objectives, once established, do not generally change during the year but rather significant unforeseen obstacles or changes in circumstances outside of the control of management may be taken into account in the assessment of the results. In 2008, the corporate objectives included goals relating to the achievement of those as outlined in the below table:

		2008	2008
Performance Category	Performance Objective	Percentage Weighting Targeted	Percentage Result Assessed
Clinical	Complete enrollment of the Phase 3 clinical program for Hematide for chronic renal failure before December 31, 2008 (including a stretch objective to complete enrollment before October 31, 2008)	35% (or 55% stretch)	55% based on stretch

	Initiate and support three specified Phase 2 clinical studies related to Hematide product positioning, and related to studying Hematide in certain patient and disease subpopulations in the renal indication and the oncology indication before December 31, 2008	12.5%	12.5%

Research	Achieve certain toxicology testing goals in support of New Drug Application filing timeline with respect to Hematide and advancement of research related to Hematide and another early stage research program	10%	10%

Commercial	Develop a long-term Hematide business plan with specified commercial elements before December 31, 2008	3.5%	3.5%

	Define and develop Hematide product positioning and branding elements before December 31, 2008	3%	2%

	Achieve certain Hematide U.S. commercialization goals with Takeda relating to the collaboration in support of the renal indication before December 31, 2008	3.5%	0%

Strategic Objectives	Complete certain contracting, testing and validation related steps relating to manufacture of Hematide of active pharmaceutical ingredient (API) before specified date(s) in the second half of 2008	15%	12%

	Achieve specified cash usage targets within a specified range, including consideration of financing plans	15%	15%

	Totals:	100% (or 120% based on stretch)	110%

Analysis as to Whether Named Executive Officers Achieved These Targets and How Their Overall Compensation Was Impacted as a Result

The Compensation Committee considers actual results against the specific deliverables associated with the corporate objectives, the extent to which each goal was a significant stretch goal for the organization, whether significant unforeseen obstacles or changes in circumstances outside of the control of management altered the expected difficulty of achieving the goal or modified the desired results, and the extent to which economic assumptions underlying the performance targets were accurate.  The corporate objectives established by the Board in 2008 were intended to be value-building and moderately difficult to achieve, but also included a stretch performance objective for early enrollment of the Phase 3 clinical program with the understanding that accomplishment of such objective would be extremely difficult to achieve. The objectives did not change during the year, but the Compensation Committee, in reviewing the achievement at the end of the year, exercised discretion to recommend that certain goals that were no longer significant to the success of the Company, as determined by the Board of Directors, could be allocated to the achievement of other objectives within the same category that have more significance in light of the determination that the original objective was no longer applicable. Accordingly, the Compensation Committee and the Board determined that the Company achieved 110% of its objectives for 2008, including accomplishment of the stretch objective, as summarized above.  Historically, the Board determined that the Company achieved the following levels with respect to its corporate objectives:

Year	Percentage of Corporate Objectives Achieved
2004	80.0%
2005	90.0%
2006	85.0%
2007	82.25%

Accordingly, although the Compensation Committee measures performance of the specific goals within the categories, the performance determination by the Compensation Committee for a particular category is based on the Compensation Committee’s assessment of the overall performance for the year in the particular category whether or not all of the specific goals have been achieved.

Ms. Morris’ bonus compensation is based entirely (100%) on the achievement level of the  corporate objectives while each of the other named executive officers’ performance is evaluated against a combination of corporate objectives and specific individual objectives related to the named executive officer’s functional responsibilities. The individual performance objectives are generally designed to align the goals of the named executive officer and his or her department in support of the corporate objectives and development of the organization. The Named Executive Officers other than Ms. Morris receive their bonuses based on a mix of Company goals ranging from 50% to 75%, and the remainder individual goals as described on pages 24 and 25 of the Proxy Statement.  The following table summarizes the total annual bonus payment and company and individual performance weightings used to calculate the total annual bonus payment to each Named Executive Officer for performance during 2008:

	Target Annual Bonus		Company Performance		Individual Performance		Total Annual Bonus Payments
Named Executive Officer	% of Salary	Dollar amounts	Company Performance Factor	Weighting	Individual Performance Factor	Weighting	% of Salary	Dollar amounts

Arlene M. Morris President, CEO, and Director	50%	$255,609	110%	100%	—	—	55%	$281,170

Paul B. Cleveland EVP, Corporate Development and CFO	35%	$114,660	110%	75%	94%	25%	37%	$121,170

Anne Marie Duliege, M.D., M.S. CMO	35%	$121,100	110%	75%	120%	25%	39%	$136,238

Robert F. Venteicher, Ph. D. SVP, Technical Operations	35%	$102,190	110%	75%	100%	25%	37%	$109,854

Steven Love VP, Finance	30%	$72,720	110%	50%	90%	50%	30%	$72,720

Competitive Harm Analysis

As previously discussed in the Initial Response Letter, the Company respectfully submits that disclosure of more specific detail regarding the corporate objectives beyond those set forth above will result in competitive harm to the Company and its collaborator Takeda Pharmaceutical Company Limited.  The Company has a single product in late stage development, Hematide, an erythropoesis stimulating agent (ESA), that is currently in Phase III clinical development for the treatment of anemia associated with chronic renal failure.  The ESA market is $11.5 billion worldwide market (according to IMS Health Incorporated) dominated by Amgen and a subsidiary of Johnson & Johnson (“J&J”) which licenses its product from Amgen. As such, it is a market that is highly competitive and the development of a novel agent places the Company and its collaborative partner, Takeda, in a situation in which timelines and potential milestones for development of Hematide are highly sensitive competitive information.  In fact, the Company has become a frequent target of those seeking competitive intelligence.

Inherent in its setting of the annual corporate objectives are management’s and the Compensation Committee’s assessment of areas of significant strategic importance for the Company, including specific areas of and timelines for clinical development, commercial preparation focus and manufacturing operations efforts and commitments. With respect to the Company’s strategic objectives, both of the existing competitors are significantly larger than the Company and disclosure of its financial targets and cash targets would provide those competitors with significant insights into the Company’s ability to aggressively pursue further development and initiate commercialization efforts.   In particular, as disclosed by the Company in its filings, the Company is involved in a significant, heavily disputed arbitration regarding certain ESA-related intellectual property rights with J&J.  Any insights into the Company’s cash targets and financing plans would potentially disadvantage the Company in the arbitration since J&J could assess, from a financial perspective, the Company’s ability to aggressively continue the arbitration proceedings and the impact that this might have on the financial condition of the Company in its efforts to complete development and commercialization of Hematide.

The Company has been the target of recent competitive intelligence efforts (often times employing questionable or unethical means) which efforts have been extended to collaborators and vendors in order to gather information with respect to the Company’s activities around Hematide, including information surrounding efforts and resources, organizational structure and timelines as the Company seeks to complete development of Hematide and prepares for commercialization. The Company believes that these efforts are to use any information obtained to the Company’s detriment and the Company has made significant efforts to prevent and address this challenge, including contacting law enforcement.  The Company respectfully submits that given the focus on successful development and ultimately commercialization of Hematide, the provision of more detail relating to the corporate objectives than as set forth above would provide competitors key insight into the product strategy and potentially cause competitive harm to the Company and its stakeholders.

Future Filings

The Company respectfully submits that it expects to continue with its practice of disclosing corporate objectives from the preceding fiscal year consistent with the disclosure for 2008 as set forth in the Initial Response Letter as supplemented by the draft information above and will, to the extent material and not competitively harmful, include disclosure of specific targets in future 10-K (and related proxy statement) filings as appropriate.

The Company acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (650) 843-5502 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

/s/ Glen Y. Sato
Glen Y. Sato, Esq.

cc:       Arlene M. Morris, Affymax, Inc.

Paul B. Cleveland, Affymax, Inc.

Steven Love, Affymax, Inc.

Grace U. Shin, Affymax, Inc.